Exhibit 12.1

Northwest Airlines Corporation and Subsidiaries

(Debtors-in-Possession)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three months ended			Nine months ended
	September 30			September 30
	2005	2004		2005	2004
Earnings:

Income (loss) before income taxes and cumulative effect of accounting change	$(468)	$(38)		$(1,149)	$(436)
Less: Income (loss) from less than 50% owned investees	(2)	3		2	5
Add:
Rent expense representative of interest (1)	61	62		198	187
Interest expense net of capitalized interest	153	125		448	367
Interest of preferred security holder	—	—		—	—
Amortization of debt discount and expense	7	8		21	23
Amortization of interest capitalized	2	2		6	6

Adjusted earnings	$(243)	$156		$(478)	$142

Fixed charges:

Rent expense representative of interest (1)	$61	$62		$198	$187
Interest expense net of capitalized interest	153	125		448	367
Interest of preferred security holder	—	—		—	—
Amortization of debt discount and expense	7	8		21	23
Capitalized interest	3	2		7	6

Fixed charges	$224	$197		$674	$583

Ratio of earnings to fixed charges	— (2)	—	(3)	— (2)	—	(3)

(1)	Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)	Earnings were inadequate to cover fixed charges by $467 million and $1,152 million for the three and nine months ended September 30, 2005, respectively.

(3)	Earnings were inadequate to cover fixed charges by $41 million and $441 million for the three and nine months ended September 30, 2004, respectively.